

January 27, 2015

Mr. C. Eric Winzer
Senior Vice President and Chief Financial Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 201
Gaithersburg, MD 20878

> **Re:** **OpGen, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 16, 2015**
> **CIK No. 0001293818**

Dear Mr. Winzer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business

Clinical Studies and Publications, page 61

1. Please revise the studies on page 62 to provide narrative disclosure understandable to the average investor, including explanations of the meaning and significance of the various results.

Executive Compensation, page 83

2. Please update your executive compensation disclosure pursuant to Item 402 of Regulation S-K with respect to your last fiscal year ended December 31, 2014. Correspondingly, please update your disclosure pursuant to Item 404 of Regulation S-K

as applicable, including any required disclosure relating to transactions with related persons since the beginning of your last fiscal year.

<u>Certain Relationships and Related Person Transactions, page 89</u>

3.  We note your response to comment 7 and revisions to pages 46 and 90 of the registration statement.  Please revise to indicate that there is "no firm commitment on the part of any investor to participate in such bridge funding" and include the specific dollar amount of each related party's interest.  See Item 404(a)(4) of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.  Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc:     Mary J. Mullany, Esq.
        Ballard Spahr LLP